UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             MERCATOR SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    587587106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                   with a copy to:
Rodney Bienvenu                                    Kyle C. Badger
Strategic Software Holdings, LLC                   McDermott, Will & Emery
1465 Post Road East, Second Floor                  227 West Monroe
Westport, Connecticut 06880                        Chicago, Illinois 60606
Tel. No.: (203) 259-7387                           Tel. (312) 372-2000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 19, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box: [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         BROKEN ARROW I, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         38-3664612

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
                            7 SOLE VOTING POWER
NUMBER OF SHARES              2,000,000
BENEFICIALLY               -----------------------------------------------------
OWNED BY EACH               8 SHARED VOTING POWER
REPORTING PERSON              -0-
WITH                       -----------------------------------------------------
                            9 SOLE DISPOSITIVE POWER
                              2,000,000
                           -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                              -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.8%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         STRATEGIC SOFTWARE HOLDINGS, LLC

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         30-0091524

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         CONNECTICUT

--------------------------------------------------------------------------------
                            7 SOLE VOTING POWER
NUMBER OF SHARES              SEE ITEM 5
BENEFICIALLY               -----------------------------------------------------
OWNED BY EACH               8 SHARED VOTING POWER
REPORTING PERSON              -0-
WITH                       -----------------------------------------------------
                            9 SOLE DISPOSITIVE POWER
                              SEE ITEM 5
                           -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                              -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         SEE ITEM 5

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         SEE ITEM 5

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         BIENVENU MANAGEMENT, LLC

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         CONNECTICUT

--------------------------------------------------------------------------------
                            7 SOLE VOTING POWER
NUMBER OF SHARES              SEE ITEM 5
BENEFICIALLY               -----------------------------------------------------
OWNED BY EACH               8 SHARED VOTING POWER
REPORTING PERSON              -0-
WITH                       -----------------------------------------------------
                            9 SOLE DISPOSITIVE POWER
                              SEE ITEM 5
                           -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                              -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         SEE ITEM 5

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         SEE ITEM 5

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         RODNEY BIENVENU

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

--------------------------------------------------------------------------------
                            7 SOLE VOTING POWER
NUMBER OF SHARES              SEE ITEM 5
BENEFICIALLY               -----------------------------------------------------
OWNED BY EACH               8 SHARED VOTING POWER
REPORTING PERSON              -0-
WITH                       -----------------------------------------------------
                            9 SOLE DISPOSITIVE POWER
                              SEE ITEM 5
                           -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                              -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         SEE ITEM 5

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         SEE ITEM 5

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         JAMES DENNEDY

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

--------------------------------------------------------------------------------
                            7 SOLE VOTING POWER
NUMBER OF SHARES              SEE ITEM 5
BENEFICIALLY               -----------------------------------------------------
OWNED BY EACH               8 SHARED VOTING POWER
REPORTING PERSON              -0-
WITH                       -----------------------------------------------------
                            9 SOLE DISPOSITIVE POWER
                              SEE ITEM 5
                           -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                              -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         SEE ITEM 5

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         SEE ITEM 5

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         OO

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         EMPIRE CAPITAL PARTNERS, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         --------------

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
                            7 SOLE VOTING POWER
NUMBER OF SHARES              SEE ITEM 5
BENEFICIALLY               -----------------------------------------------------
OWNED BY EACH               8 SHARED VOTING POWER
REPORTING PERSON              -0-
WITH                       -----------------------------------------------------
                            9 SOLE DISPOSITIVE POWER
                              SEE ITEM 5
                           -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                              -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         SEE ITEM 5

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         SEE ITEM 5

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         EMPIRE GP, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                AF/OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
                            7 SOLE VOTING POWER
NUMBER OF SHARES              SEE ITEM 5
BENEFICIALLY               -----------------------------------------------------
OWNED BY EACH               8 SHARED VOTING POWER
REPORTING PERSON              -0-
WITH                       -----------------------------------------------------
                            9 SOLE DISPOSITIVE POWER
                              SEE ITEM 5
                           -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                              -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         SEE ITEM 5

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         SEE ITEM 5

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         EMPIRE CAPITAL MANAGEMENT, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                AF/OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
                            7 SOLE VOTING POWER
NUMBER OF SHARES              SEE ITEM 5
BENEFICIALLY               -----------------------------------------------------
OWNED BY EACH               8 SHARED VOTING POWER
REPORTING PERSON              -0-
WITH                       -----------------------------------------------------
                            9 SOLE DISPOSITIVE POWER
                              SEE ITEM 5
                           -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                              -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         SEE ITEM 5

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         SEE ITEM 5

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         SCOTT A. FINE

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                AF/OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

--------------------------------------------------------------------------------
                            7 SOLE VOTING POWER
NUMBER OF SHARES              -0-
BENEFICIALLY               -----------------------------------------------------
OWNED BY EACH               8 SHARED VOTING POWER
REPORTING PERSON              SEE ITEM 5
WITH                       -----------------------------------------------------
                            9 SOLE DISPOSITIVE POWER
                              -0-
                           -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                              SEE ITEM 5

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         SEE ITEM 5

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         SEE ITEM 5

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         PETER J. RICHARDS

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                AF/OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

--------------------------------------------------------------------------------
                            7 SOLE VOTING POWER
NUMBER OF SHARES              -0-
BENEFICIALLY               -----------------------------------------------------
OWNED BY EACH               8 SHARED VOTING POWER
REPORTING PERSON              SEE ITEM 5
WITH                       -----------------------------------------------------
                            9 SOLE DISPOSITIVE POWER
                              -0-
                           -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                              SEE ITEM 5

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         SEE ITEM 5

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         SEE ITEM 5

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 587587106
                               -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
         CHARTER OAK PARTNERS, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
                                                                WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         CONNECTICUT

--------------------------------------------------------------------------------
                            7 SOLE VOTING POWER
NUMBER OF SHARES              1,000,000
BENEFICIALLY               -----------------------------------------------------
OWNED BY EACH               8 SHARED VOTING POWER
REPORTING PERSON              -0--
WITH                       -----------------------------------------------------
                            9 SOLE DISPOSITIVE POWER
                              -1,000,000-
                           -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                              -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

               This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock") of Mercator Software, Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 45 Danbury Road, Wilton, Connecticut 06897.

ITEM 2.  IDENTITY AND BACKGROUND

               (a), (b), (c) & (f)

               This statement is filed by Broken Arrow I, L.P., a Delaware limited partnership ("Broken Arrow"); Strategic Software Holdings, LLC, a Connecticut limited liability company ("SSH"); Bienvenu Management, LLC, a Connecticut limited liability company ("Bienvenu Management"), Rodney Bienvenu, James Dennedy, Empire Capital Partners, L.P., a Delaware limited partnership ("Empire Capital"); Empire GP, L.L.C., a Delaware limited liability company ("Empire GP"); Empire Capital Management, L.L.C., a Delaware limited liability company ("Empire Capital Management"), Charter Oak Partners, L.P., a Connecticut limited partnership, Scott A. Fine, and Peter J. Richards ("Charter Oak" collectively with Broken Arrow, SSH, Empire Capital, Empire GP, Empire Capital Management and Messrs. Bienvenu, Dennedy, Fine and Richards, the "Reporting Persons").

               The business address of Broken Arrow and SSH is 1465 East Post Road, Second Floor, Westport, Connecticut 06880.

               The names, positions and principal business addresses of each of the managers and executive officers of SSH are as follows:

Name                    Position with SSH        Principal Business Address
----                    -----------------        --------------------------
Rodney Bienvenu         Chairman and CEO         1465 East Post Road
                                                 Second Floor
                                                 Westport, Connecticut 06880
James Dennedy           President                1465 East Post Road
                                                 Second Floor
                                                 Westport, Connecticut 06880

               The business address of Empire Capital, Empire Capital Management and Empire GP is 1 Gorham Island, Westport, CT 06880.

               The names, positions and principal business addresses of each of the managers and executive officers of Empire Capital Management and Empire GP are as follows:

Name                    Position                 Principal Business Address
----                    --------                 --------------------------
Scott Fine              Managing Member          1 Gorham Island
                                                 Westport, Connecticut 06880
Peter Richards          Managing Member          1 Gorham Island
                                                 Westport, Connecticut 06880

               The business address of Charter Oak is 10 Wright Street, Building B, 4th Floor, Westport, CT 06880.

               Broken Arrow is principally engaged in the business of investing and holding securities in various entities. SSH is principally involved in the business of acting as the general partner of Broken Arrow and investing and holding securities in various entities. The principal business of Empire Capital is serving as a private investment limited partnership. Empire Capital is the majority limited partner in Broken Arrow. The principal business of Empire GP is serving as general partner of Empire Capital. The principal business of Empire Capital Management is serving as the management company of Empire Capital. In addition, Empire Capital Management provides discretionary investment management services to a limited number of clients. The principal business of Charter Oak is serving as a private investment limited partnership. Empire Capital Management manages a portion of the assets of Charter Oak pursuant to a discretionary investment management agreement.

               (d) & (e)

               During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any general partner, manager or executive officer of the Reporting Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Broken Arrow is approximately $1,886,605. The shares of Common Stock purchased by Broken Arrow were purchased with working capital. None of the shares of Common Stock directly owned by Broken Arrow may be pledged as collateral for loans made by banks or brokerage firms.

         The net investment cost (including commissions, if any) of the shares of Common Stock owned by Empire Capital Management, on behalf of Charter Oak, is approximately $5,855,000. The shares of Common Stock purchased by Empire Capital Management, on behalf of Charter Oak, were purchased with working capital of Charter Oak. All or part of the shares of Common Stock owned by Charter Oak may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Empire Capital Management, on behalf of Charter Oak. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

ITEM 4.  PURPOSE OF TRANSACTION

         SSH, on behalf of Broken Arrow, acquired the shares of Common Stock for the purpose of obtaining a significant equity position in the Issuer. SSH considered the Common Stock to be an attractive investment at the price levels at which it acquired the shares of Common Stock.

         SSH's primary interest is to maximize the value of its investment on behalf of Broken Arrow. To this end, SSH intends continually to review the Issuers business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions. Based on such evaluation and review and other factors (including, without limitation, the attitude of the Board of Directors and management of the Issuer), SSH will continue to consider various alternative courses of action and will in the future take such actions with respect to its investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time. Such actions may include seeking representation on the Board of Directors of the Issuer, making recommendations to members of management concerning various business strategies, acquisitions, dividend policies and other matters, seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise, or such other actions as SSH may deem appropriate. Such actions may involve the purchase of additional Common Stock or, alternatively, may involve the sale of all or a portion of the Common Stock held by Broken Arrow in the open market or in privately negotiated transactions to one or more purchasers.

         Bienvenu Management does not directly own any shares of Common Stock but because it is the manager of SSH Bienvenu Management may be deemed to be a beneficial owner of the shares of Common Stock.

         Empire Capital does not directly own any shares of Common Stock but because its interest in Broken Arrow represents a majority ownership interest in the fund and because the shares of Common Stock represent nearly all of the assets of Broken Arrow Empire Capital may be deemed to be a beneficial owner of the shares of Common Stock.

         Empire Capital Management, an affiliate of Empire GP, the general partner of Empire Capital, acquired shares of the Common Stock, on behalf of Charter Oak, for the purpose of obtaining an equity position in the Issuer. Empire Capital Management considered the Common Stock to be an attractive investment at the price levels at which it acquired the Common Stock. While it is not restricted from doing so in the future, it is not anticipated that Empire Capital Management, on behalf of Charter Oak, will acquire any additional shares of Common Stock. Pursuant to its discretionary investment management agreement with Charter Oak, Empire Capital Management is responsible for the voting of proxies solicited with respect to the Common Stock and for determining whether to acquire or dispose of shares of Common Stock. In that regard, Empire Capital Management may vote such proxies in a manner consistent with the voting of such proxies by SSH, on behalf of Broken Arrow, and may acquire or dispose of shares of Common Stock in such amounts and at such times as may assist SSH in effectuating the investment program of Broken Arrow, subject, in each case, to the determination by Empire Capital Management that such actions are consistent with its obligations under the discretionary investment management agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b)

         Broken Arrow beneficially owned, as of the date hereof, 2,000,000 shares of Common Stock, representing 5.8% of the outstanding shares of Common Stock. Broken Arrow and SSH have the sole power to vote and dispose of the Common Stock beneficially owned by them.

         In its capacity as the general partner of Broken Arrow, SSH has the power to determine how to vote and whether or not to dispose of any shares of Common Stock owned by Broken Arrow. Consequently, SSH has the power to vote or direct the vote and the power to dispose or direct the disposition of 2,000,000 shares of Common Stock, representing 5.8% of the outstanding shares of Common Stock. Bienvenu Management does not directly own any shares of Common Stock, but as the manager of SSH, it may be deemed to be a beneficial owner of 2,000,000 shares of Common Stock representing 5.8% of the outstanding shares of Common Stock. Messrs. Bienvenu and Dennedy, as the sole members of Bienvenu Management, direct the operations of Bienvenu Management. Neither Mr. Bienvenu nor Mr. Dennedy directly owns any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), each may be deemed to beneficially own the shares deemed beneficially owned by Bienvenu Management.

         Empire Capital does not directly own any shares of Common Stock but because its interest in Broken Arrow represents a majority ownership interest in Broken Arrow and because the shares of Common Stock represent nearly all of the assets of Broken Arrow, Empire Capital may be deemed to be a beneficial owner of 2,000,000 shares of Common Stock representing 5.8% of the outstanding shares of Common Stock. Empire GP, as the general partner of Empire Capital, may be deemed to be the beneficial owner of 2,000,000 shares of Common Stock representing 5.8% of the outstanding shares of Common Stock. Furthermore, Empire GP, as an affiliate of Empire Capital Management, may be deemed to be the beneficial owner of an additional 1,000,000 shares of Common Stock representing 2.9% of the outstanding shares of Common Stock, as described below. Messrs. Fine and Richards, as the sole members of Empire GP, direct the operations of Empire GP. Neither Mr. Fine nor Mr. Richards directly owns any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the1934 Act, each may be deemed to beneficially own the shares deemed beneficially owned by Empire Capital and Empire GP.

         Charter Oak beneficially owned, as of the date hereof, 1,000,000 shares of Common Stock representing 2.9% of the outstanding shares of Common Stock. Pursuant to its discretionary investment management agreement with Charter Oak, Empire Capital Management has the power to determine how to vote any shares of Common Stock that it has acquired on behalf of Charter Oak, unless otherwise instructed by Charter Oak. Empire Capital Management has the sole authority to determine whether to dispose of any shares of Common Stock that it has acquired on behalf of Charter Oak. Consequently, Empire Capital Management has the power to vote or direct the vote and the power to dispose or direct the disposition of 1,000,000 shares of Common Stock, representing 2.9% of the outstanding shares of Common Stock. Furthermore, Empire Capital Management, as an affiliate of Empire GP, may be deemed to be the beneficial owner of an additional 2,000,000 shares of Common Stock representing 5.8% of the outstanding shares of Common Stock. Messrs. Fine and Richards, as the managing members of Empire Capital Management, direct the operations of Empire Capital Management. By reason of the provisions of Rule 13d-3 of the 1934 Act, each may be deemed to beneficially own the shares deemed beneficially owned by Empire Capital Management.

         To the best knowledge of the Reporting Persons, none of the other persons or entities listed in Item 2 beneficially owns any other shares of the Issuer.

         (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by SSH, on behalf of Broken Arrow; Empire GP, on behalf of Empire Capital; and Empire Capital Management, on behalf of Charter Oak, in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Joint Acquisition Statement attached as Exhibit A hereto, none of the Reporting Persons nor any general partners, managers or executive officers of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         There is filed herewith as Exhibit A a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the 1934 Act and as Exhibit B pertinent portions of the discretionary investment management agreement between Empire Capital Management and Charter Oak relating to Empire Capital Management's status as attorney-in-fact of Charter Oak.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 2002




                                       By:      /s/ Rodney Bienvenu
                                          --------------------------------------
                                          Rodney Bienvenu, individually, and as
                                          Chairman & CEO of Strategic Software
                                          Holdings, LLC, for itself and as
                                          general partner of Broken Arrow I.,
                                          L.P., and as a member of Bienvenu
                                          Management, LLC


                                       By:      /s/ James Dennedy
                                          --------------------------------------
                                          James Dennedy, individually, and as a
                                          member of Bienvenu Management, LLC



                                       By:      /s/ Scott A. Fine
                                          --------------------------------------
                                          Scott A. Fine, individually, and as
                                          managing member of Empire GP, L.L.C.,
                                          and as general partner of Empire
                                          Capital Partners, L.P.; and as
                                          managing member of Empire Capital
                                          Management, L.L.C., and as
                                          attorney-in-fact of Charter Oak
                                          Partners, L.P.


                                       By:      /s/ Peter J. Richards
                                          --------------------------------------
                                          Peter J. Richards, individually, and
                                          as managing member of Empire GP,
                                          L.L.C., and as general partner of
                                          Empire Capital Partners, L.P.; and as
                                          managing member of Empire Capital
                                          Management, L.L.C., and as
                                          attorney-in-fact of Charter Oak
                                          Partners, L.P.

                                   Schedule A

                              Broken Arrow I, L.P.


Date of                  Number of Shares                Price Per Share
Transaction              Purchased/(Sold)        (including commissions, if any)
11/19/02                    2,000,000                        $0.94


                          Empire Capital Partners, L.P.


Date of                  Number of Shares                Price Per Share
Transaction              Purchased/(Sold)        (including commissions, if any)
11/19/02                   (2,000,000)                       $0.94


                           Charter Oak Partners, L.P.


Date of                  Number of Shares                Price Per Share
Transaction              Purchased/(Sold)        (including commissions, if any)
10/16/02                        1,708                         $0.91
10/30/02                        2,700                         $0.61
10/30/02                        2,700                         $0.62
10/31/02                      102,121                         $0.61

                                  EXHIBIT A

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)


         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.


DATED:  November 27, 2002



                                       By:
                                          --------------------------------------
                                          Rodney Bienvenu, individually, and as
                                          Chairman & CEO of Strategic Software
                                          Holdings, LLC, for itself and as
                                          general partner of Broken Arrow I.,
                                          L.P., and as a member of Bienvenu
                                          Management, LLC


                                       By:
                                          --------------------------------------
                                          James Dennedy, individually, and as a
                                          member of Bienvenu Management, LLC



                                       By:
                                          --------------------------------------
                                          Scott A. Fine, individually, and as
                                          managing member of Empire GP, L.L.C.,
                                          and as general partner of Empire
                                          Capital Partners, L.P.; and as
                                          managing member of Empire Capital
                                          Management, L.L.C., and as
                                          attorney-in-fact of Charter Oak
                                          Partners, L.P.


                                       By:
                                          --------------------------------------
                                          Peter J. Richards, individually, and
                                          as managing member of Empire GP,
                                          L.L.C., and as general partner of
                                          Empire Capital Partners, L.P.; and as
                                          managing member of Empire Capital
                                          Management, L.L.C., and as
                                          attorney-in-fact of Charter Oak
                                          Partners, L.P.

                                    EXHIBIT B

               Pertinent Portions of the Discretionary Investment
                   Management Agreement Between Empire Capital
              Management and Charter Oak Relating to Empire Capital
             Management's Status as Attorney-In-Fact of Charter Oak


4.       Authority of the Manager.
         ------------------------

                  (a) Subject to the investment restrictions or guidelines set forth in a Memorandum of Understanding between the Manager and the Client (as such Memorandum may be amended from time to time by the Client giving notice thereof to the Manager, the "Memorandum of Understanding"), the Manager shall have full discretion and authority, without obtaining any prior approval from the Client, to manage the investment and reinvestment of the Account and shall use its best efforts to increase the value of the Account by causing it to be invested and reinvested in such manner as the Manager considers appropriate. In furtherance of the foregoing, the Client hereby designates and appoints the Manager as its agent and attorney-in-fact, with full power and authority and without further approval of the Client (except as may be required by law), (i) to make all investment decisions in respect of the Account; (ii) to buy and sell (including short sales on margin) securities, buy puts and calls of publicly traded indices, engage in swap transactions and otherwise trade in stocks, bonds, options and other securities and instruments in respect of the Account; provided, however, that, without the prior written consent of the Client, the Market Value (as defined below) of the securities held long on behalf of the Account and the securities held short on behalf of the Account shall not exceed the net capital value of the Account; (iii) to place orders with respect to, and to arrange for, any of the foregoing; (iv) to make investment representations on behalf of the Client; and (v) in furtherance of the foregoing, to execute, in the name and on behalf of the Client, all such documents and take all such other actions which the Manager shall deem requisite, appropriate or advisable to carry out its duties hereunder, including, without limitation, the selection of such brokers or dealers as the Manager shall determine. The Client agrees that the Manager shall not be under any duty with regard to any assets, securities, funds or other property held by the Client which are not part of the Account.



                                      B-1